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VIA EDGAR AND OVERNIGHT DELIVERY

Sergio Chinos

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 2, 2021

CIK 0001870600

Dear Mr. Chinos:

On behalf of Solo Brands, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 16, 2021 with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 as confidentially submitted on September 2, 2021 (the “Amended Draft Registration Statement”). This letter is being filed together with the Company’s Registration Statement on Form S-1 filed on October 4, 2021 (“Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

Amendment to Draft Registration Statement

Tax Receivable Agreement, page 13

1.

We note your response to comment 1, and reissue our comment in part. Please revise your Prospectus Summary to give prominent and complete disclosure of the arrangement as a principal topic towards the beginning of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 13 and 77.

Summary Historical, Combined Historical and Pro Forma Financial Data, page 21

2.

We note that non-GAAP adjusted net income excludes amortization of intangible assets recognized related to change in control events. Please revise to clarify that while you are excluding the amortization expense related to the change in control events, this non- GAAP measure also includes revenue generated, in part, by such intangible assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24 to 25.

Unaudited Pro Forma Consolidated Financial Information, page 80

3.

We note your disclosure that “the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2021 has been prepared to illustrate the effects of the events described below as if they had occurred on January 1, 2021.” Please note that pro forma information should be computed assuming the relevant transactions occurred on the beginning of the earliest fiscal year presented (i.e. January 1, 2020) and carried forward through any interim period presented, and revise accordingly throughout your prospectus. Refer to Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the unaudited pro forma consolidated financial information on pages 82 to 93 and throughout the Registration Statement to reflect the transaction as if it occurred at the beginning of the earliest fiscal year presented.

4.

We note that within your disclosure of Debt Refinance Adjustments you discuss your July 29, 2021 draw down of an additional $26.0 million to fund the International Surf Ventures, Inc. (“Isle”) acquisition. Please clarify whether you have reflected such debt in your pro forma financial statements, and tell us whether you have reflected the assets acquired and liabilities assumed in connection with the August 2, 2021 acquisition of Isle, and your basis therein. Additionally, reconcile the $107.2 million net amount within pro forma note 1.a. adjustment given such disclosure referenced above, in addition to the $8 million drawn down for the

Chubbies acquisition and additional $100 million term loan entered for the Chubbies acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 89 to 90 to properly reflect that the $26 million to fund International Surf Ventures was not included in the pro forma financial statements as that acquisition was not significant, thus the related assets acquired and liabilities assumed were not included. This sentence was inadvertently included in the prior draft. Additionally, the subsequent event note was revised to clarify the $8 million draw down was not utilized to fund the Chubbies acquisition. The pro forma statements reflect only the debt associated with the Chubbies acquisition ($100 million, net of debt issuance costs)

Notes to the Unaudited Pro Forma Consolidated Financial Information, page 87 5.

5.

Please tell us how the adjustment in 2.a. was calculated or determined. In this regard, we note $137.6 million net consideration provided per pro forma note 2.b. of $137.6 million and cash received in the acquisition of Chubbies Inc. totaling $17.8 million.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89. The purchase price allocation has been updated to reflect the latest information available regarding the fair value of the assets acquired and liabilities assumed.

Solo Stove Holdings, LLC December 31, 2021 Financial Statements

Consolidated Statements of Operations, page F-7

6.

We note you follow the two-class method for computing net income (loss) per unit. Please revise to present net income (loss) per unit for each class of unit in accordance with ASC 260-10-45-60B.d. Your interim financial statements should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-7 to clarify that the net income (loss) per unit is the same for each class of unit.

Chubbies, Inc. January 30, 2021 Financial Statements

Notes to Financial Statements

Note 11—Warrants, page F-65

7.

We note that Note 11 to your interim financial statements discloses warrants issued to a lender in 2015 and 2016 to purchase preferred shares, with no similar discussion of such warrants issued herein. Please advise or revise.

Response: The Company respectfully advises the Staff that in connection with the preparation of the Chubbies, Inc. financial statements for the year ended January 30, 2021, the Chubbies’s management team reviewed the financing in 2015 and 2016 relating to the issuance of warrants and deemed in its judgment to be immaterial and thus not included in the notes to the financial statements. In particular, the transaction relates to approximately $9,759 in value. During the preparation of the interim financial statements for the six months ended July 31, 2021, the Chubbies management team reviewed the warrant transactions from 2015 and 2016 and still deemed it immaterial in its judgment; however, it included a discussion of such as being informative. The Company advises the Staff that they do not believe that revising the Chubbies, Inc. financial statements for the year ended January 30, 2021 is necessary especially in light of the Chubbies, Inc. business being rolled into the Company and the warrants are no longer in existence.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Ingram, U.S. Securities and Exchange Commission

Heather Clark, U.S. Securities and Exchange Commission

Mark Rakip, U.S. Securities and Exchange Commission

John Merris, Solo Brands, Inc.

Samuel Simmons, Solo Brands, Inc.

Kent Christensen, Esq., Solo Brands, Inc.

Clint Mickle, Solo Brands, Inc.

Adam J. Gelardi, Esq., Latham & Watkins LLP